UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 15, 2026, Tamir Fayerman, a member of the Board of Directors (the “Board”) of Fort Technology Inc. (the “Company”) and the Chairman of the Audit Committee of the Board, notified the Company of his resignation from the Board and all committees thereof, effective July 16, 2026. Mr. Fayerman resigned from the Board for personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On July 16, 2026, the Board appointed Asaf Itzhaik, a member of the Board, to serve as a member and Chairman of the Audit Committee, effective immediately. The Board has determined that Mr. Itzhaik is financially literate within the meaning of National Instrument 52-110 – Audit Committees and qualifies as an independent director under National Instrument 52-110, the applicable rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, including the audit committee independence requirements thereunder.

In addition, on July 16, 2026, the Board appointed Ohad Melnik-Marom to serve as a member of the Board, effective immediately, to hold office until the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed.

Mr. Melnik-Marom, age 56, is currently an independent advisor specializing in web payment methods. From 2019 to 2024, he served as a director of Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY), a publicly traded technology company listed on both the Nasdaq Stock Market and the Tel Aviv Stock Exchange. Previously, from 2004 to 2017, Mr. Melnik-Marom served as Manager of the Payment Methods Department of iFOREX International Group and held various management positions in the logistics, technology and financial services sectors. Mr. Melnik-Marom holds an M.B.A. with a specialization in finance and a B.A. in Business Administration with a specialization in finance from the College of Management Academic Studies, Rishon LeZion, Israel, and an M.S. from Baruch College, City University of New York.

On July 16, 2026, the Company issued a press release announcing Mr. Fayerman’s resignation, the appointment of Mr. Itzhaik as Chairman of the Audit Committee and the appointment of Mr. Melnik-Marom to the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “Fort Technology Announces Board and Audit Committee Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: July 16, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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